BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$ 399,829
Member Contributions	20,000
Member Distributions	(2,850,000)
Net Income	2,773,970
Balance, December 31, 2015	$ 343,799

See accompanying notes.